UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to

Commission File Number: 0-49677

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

West Bancorporation, Inc.
Employee Savings and Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

REQUIRED INFORMATION

The West Bancorporation, Inc. Employee Savings and Stock Ownership Plan is subject to the Employee Retirement Income Security Act (ERISA). Accordingly, the audited financial statements prepared in accordance with the instructions to Form 11-K are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

West Bancorporation, Inc. Employee Savings and Stock Ownership Plan
(Registrant)

June 29, 2007	By:	/s/ Thomas E. Stanberry
Dated		Thomas E. Stanberry Chairman, President and Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm
99.1	Financial Statements